UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

Commission File Number 0-18760

                               Unilens Vision Inc.
                 (Translation of Registrant's Name Into English)

                             1910-400 Burrard Street
                   Vancouver, British Columbia, Canada V6C 3A6
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F |X| Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No |X|

Enclosure: Press Release dated June 01, 2004.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       UNILENS VISION INC.
                                                           (Registrant)

Date:    June 01, 2004                                 By /s/ Alfred W. Vitale
                                                          ----------------------
                                                          Name: Alfred W. Vitale
                                                          Title: President